FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company" or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

May 29, 2025

ITEM 3. NEWS RELEASE

A news release was disseminated on May 29. 2025 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR+ filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company closed on May 29, 2025, a non-brokered private placement of 800,000 common shares at price of US$1.26 per common share for gross proceeds of US$1,008,000.  The private placement was subscribed for existing major beneficial shareholder, Hosken Consolidated Investments Limited though its subsidiary Deepkloof Limited.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company reported the closing on May 29, 2025 of a non-brokered private placement of common shares at price of US$1.26 per common share as previously announced on May 12, 2025.  An aggregate of 800,000 common shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI"), resulting in gross proceeds to the Company of US$1,008,000 (the "Private Placement").

The Company intends to use the net proceeds from the Private Placement for its share of pre-development costs on the Waterberg Project in South Africa, and for general corporate and working capital purposes.

Securities purchased pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Act"), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

HCI is a "related party" of the Company (as defined by Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101")) and the Company relied on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves HCI, exceeds 25 per cent of the Company's market capitalization calculated in accordance with MI 61-101.  The Company did not file a material change report more than 21 days before the expected closing date of the above transactions as it has negotiated the above transactions on an expedited basis.

The Private Placement was approved by the disinterested directors of the Company.

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements").  Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those which, by their nature, refer to future events.  All statements that are not statements of historical fact are forward-looking statements.  Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds of the Private Placement, and the advancement of the Company's objectives for the Waterberg Project.  Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the potential inability to obtain required regulatory approvals and satisfy other applicable closing conditions including possible adverse impacts; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."); the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd.; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 5. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 6. OMITTED INFORMATION

N/A

ITEM 7. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, President and CEO
T: (604) 899-5450

ITEM 8. DATE OF REPORT

May 29, 2025